NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of American Depository Shares, each representing two ordinary shares, (the 'ADSs') of Lentuo International Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on June 9, 2015 pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. NYSE Regulation, Inc. ('NYSE Regulation') reached its decision to delist the ADSs pursuant to Section 802.01D of the Listed Company Manual (the 'Manual') because the Company was unresponsive to repeated NYSE Regulation attempts at contact and requests for information. In addition, the Company failed to make timely, adequate, and accurate disclosures of information to its shareholders and the investing public. 1. Section 802.01D of the Manual states in part that the Exchange would normally give consideration to suspending or removing from the list a security of a company when any other event or condition which may exist or occur that makes further dealings or listing of the securities on the Exchange inadvisable or unwarranted in the opinion of the Exchange. 2. On April 13, 2015, NYSE Regulation determined that the ADSs of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the ADSs from listing and registration on the Exchange. The Company was notified by letter on April 14, 2015. 3. Pursuant to the above authorization, on April 13, 2015, a press release was immediately issued and notice was made on the 'ticker' of the Exchange announcing the suspension of trading in the ADSs. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review (the 'Committee') of the Board of Directors of NYSE Regulation the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.